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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                             ---------------------

                                AMENDMENT NO. 3
                               (FINAL AMENDMENT)
                                       TO
                                 SCHEDULE 13E-3
                        RULE 13E-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)

                             ROSS TECHNOLOGY, INC.
                              (Name of the Issuer)

                             ROSS TECHNOLOGY, INC.

                                FUJITSU LIMITED
                BRIDGEPOINT TECHNICAL MANUFACTURING CORPORATION
                       (Name of Persons Filing Statement)

                    COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)

                                   778304105
                     (CUSIP Number of Class of Securities)

                             ---------------------

       JACK W. SIMPSON, SR.                  YOSHIRO YOSHIOKA                      JOE D. JONES
  PRESIDENT AND CHIEF EXECUTIVE         SENIOR VICE PRESIDENT AND                   PRESIDENT
             OFFICER                  GROUP PRESIDENT, STRATEGY AND           BRIDGEPOINT TECHNICAL
      ROSS TECHNOLOGY, INC.                   PLANNING GROUP                      MANUFACTURING
  TWO CIELO CENTER, THIRD FLOOR              FUJITSU LIMITED                       CORPORATION
  1250 CAPITAL OF TEXAS HIGHWAY,         1-1 KAMIKODANAKA 4-CHOME          4007 COMMERCIAL CENTER DRIVE
    SOUTH AUSTIN, TEXAS 78746                  NAKAHARU-KU                     AUSTIN, TEXAS 78744
          (512) 329-2499              KAWASAKI-SHI, KANAGAWA 211-88               (512) 434-4726
                                                  JAPAN
                                            011-81-44-754-3019

  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Persons Filing Statement)

                                   Copies to:

      ANDREW W. GROSS, ESQ.               DAVID C. WILSON, ESQ.                 KYLE K. FOX, ESQ.
       IRELL & MANELLA LLP               MORRISON & FOERSTER LLP              VINSON & ELKINS L.L.P.
 1800 AVENUE OF THE STARS, SUITE            755 PAGE MILL ROAD                 ONE AMERICAN CENTER,
               900                     PALO ALTO, CALIFORNIA 94304       600 CONGRESS AVENUE, SUITE 2700
  LOS ANGELES, CALIFORNIA 90067               (650) 813-5600                   AUSTIN, TEXAS 78701
          (310) 277-1010                                                          (512) 495-8539

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                                  INTRODUCTION

     This Amendment No. 3, the final amendment, amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3") dated October 30, 1998 of ROSS Technology, Inc., a Delaware corporation (the "Company"), Fujitsu Limited, a Japanese corporation ("Fujitsu"), and BridgePoint Technical Manufacturing Corporation, a newly formed Texas corporation (the "Buyer"), filed pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 thereunder in connection with (i) the sale of assets (the "Sale of Assets") related to the Company's manufacturing, sale, distribution and customer service (but not the design) business for the 32-bit hyperSPARC(TM) families of microprocessors and hyperSTATION(TM) and SPARCplug(TM) families of 32-bit systems and products (the "Business") to Buyer, in which Joe D. Jones (currently Vice President of Operations of the Company) is Chief Executive Officer, President and currently sole stockholder, pursuant to an Asset Purchase Agreement dated as of July 23, 1998, between the Company and Buyer (the "Asset Purchase Agreement"), a copy of which is filed as Annex A to the Information Statement on Schedule 14C filed by the Company with the Securities and Exchange Commission on November 23, 1998 (the "Information Statement"); (ii) the sale by the Company to Fujitsu of certain intellectual property, as more fully described in the Information Statement, pursuant to an Asset Purchase and License Agreement, dated as of July 10, 1998, between the Company and Fujitsu (the "IP Sale"); and (iii) the sale by the Company of all of the issued and outstanding capital stock of the Company's Design Center in Israel, ROSS Semiconductors (Israel) Ltd. ("RIL"), pursuant to the Share Acquisition Agreement, dated as of August 6, 1998, between the Company and Fujitsu (the "Sale of RIL" and, together with the Sale of Assets and the IP Sale, the "Transactions.")

     Capitalized terms used and not otherwise defined herein shall have the meanings given such terms in the Schedule 13E-3.

ITEM 4. TERMS OF THE TRANSACTION.

     On December 15, 1998 the Sale of Assets was consummated. The purchase price received by the Company was $5.66 million in cash, which includes $250,000 that was deposited by Buyer in an escrow account for an Indemnification Holdback Amount as a reserve to cover any Buyer Indemnified Costs arising under the Asset Purchase Agreement, plus the assumption of certain liabilities, all as more fully described in the Information Statement. There was also, at the closing, a net purchase price adjustment paid to Buyer of approximately $1.06 million (subject to post-closing adjustment) for the proration of certain operating expenses and revenues reasonably allocable to the Business unit as of June 29, 1998 through the Closing. In addition, the Company paid $1.72 million to Buyer in connection with Buyer's assumption of the Assumed Warranty Repairs.

                                        2
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ITEM 17. MATERIAL TO BE FILED AS EXHIBITS.

        EXHIBIT
          NO.                                      DESCRIPTION
        -------                                    -----------
          (a)(1)*          -- Loan and Security Agreement between the Buyer and [Bank]
          (a)(2)*          -- Senior Subordinated Loan and Security Agreement between the Buyer and [Bank]
          (b)(1)**         -- Report of Houlihan Lokey dated June 4, 1998, including
                              supporting materials provided to the Company
          (b)(2)**         -- Preliminary Valuation Analysis of KPMG Japan dated
                              January 1998, including supporting materials provided to
                              Fujitsu
          (c)              -- Not applicable.
          (d)**            -- Information Statement dated November 23, 1998
                              (incorporated herein by reference to Information
                              Statement filed by the Company with the SEC on November
                              23, 1998)
          (e)              -- Not applicable.
          (f)              -- Not applicable.

---------------

 * Filed herewith

** Previously filed

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                                   SIGNATURES

     After due inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                            ROSS TECHNOLOGY, INC.

                                            By:  /s/ JACK W. SIMPSON, SR.
                                              ----------------------------------

                                            Name: Jack W. Simpson, Sr.
                                                --------------------------------

                                            Title:  President and Chief
                                                   Executive Officer
                                               ---------------------------------

                                            FUJITSU LIMITED

                                            By:    /s/ YOSHIRO YOSHIOKA
                                              ----------------------------------

                                            Name: Yoshiro Yoshioka
                                                --------------------------------

                                            Title:  Senior Vice President and
                                                   Group President,
                                                Strategy and Planning Group
                                               ---------------------------------

                                            BRIDGEPOINT TECHNICAL
                                            MANUFACTURING CORPORATION

                                            By:      /s/ JOE D. JONES
                                              ----------------------------------

                                            Name: Joe D. Jones
                                                --------------------------------

                                            Title:  President and Chief
                                                   Executive Officer
                                               ---------------------------------

Dated: December 22, 1998

                                        4
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                                 EXHIBIT INDEX

        EXHIBIT
          NO.                                      DESCRIPTION
        -------                                    -----------
          (a)(1)           -- Loan and Security Agreement between the Buyer and [Bank]
          (a)(2)           -- Senior Subordinated Loan and Security Agreement between the Buyer and [Bank]